EXHIBIT 1

FOR IMMEDIATE RELEASE

OPEN LETTER

TO DELL SHAREHOLDERS

New York, New York, June 18, 2013:  Carl C. Icahn and his affiliates today delivered the following open letter to shareholders of Dell Inc.

Dear Fellow Dell Shareholders:

We take this opportunity to respond to rumors regarding the availability of financing for our proposal for a recapitalization at Dell and to address recent statements by Dell that demean the prospects of Dell.  We are amazed by these statements by the Dell Board.  In what other context would the person tasked with selling a product actually spend their efforts negatively positioning the very product they are trying to sell?  Is that how the supposed “go-shop” was conducted?  Can you imagine a real estate broker running advertisements warning of termite danger in a house each time a prospective buyer seems interested?  Dell’s statements, and in particular the June 5 presentation by Dell, only convinces us further that the $13.65 price in the pending Michael Dell/Silver Lake deal significantly undervalues the Company.  We have also come to the conclusion that a Board that has circulated this information while we were attempting to proceed with our proposed recapitalization (which would allow Dell stockholders the opportunity to retain their Dell shares and to elect to receive a distribution of either $12.00 per share in cash, or $12.00 in additional shares of Dell common stock valued at $1.65 per share), will never accept our proposal as a Superior Proposal as defined in Dell’s February 5 Merger Agreement.  As a result, and in order to settle all questions regarding liquidity, we propose that Dell engage in the $14 per share tender offer described below.  In order to implement our tender offer proposal we will: (1) seek to defeat the Michael Dell/Silver Lake transaction at the July 18 Special Meeting and we ask you to vote against that transaction as we believe the $13.65 per share purchase price substantially undervalues Dell; and (2) once the Michael Dell/Silver lake transaction is defeated, seek to elect our slate of directors at the 2013 Dell annual meeting of shareholders to implement our proposed $14 per share tender offer.

We propose that Dell commence a tender offer for approximately 1.1 billion Dell shares at $14 per share (for a maximum of $16 billion available in the tender offer). Icahn and Southeastern (who together hold approximately 13% of Dell's shares) will agree not to tender in the tender offer.  Our proposal allows those who believe, like us, that the $13.65 price being offered in the Michael Dell/Silver Lake going private transaction significantly undervalues Dell, to continue to hold Dell shares.  It also provides an opportunity for those who wish to tender at $14 a share to do so, with the knowledge that they will be able to sell at least approximately 72% of their position, and possibly more if other shareholders do not fully subscribe to the tender offer.

Funding for the tender offer would be provided from $5.2 billion of debt financing, together with $7.5 billion in cash available at Dell (after taxes and payment of fees) and $2.9 billion available through a sale of Dell receivables.  This would leave approximately $4.9 billion of cash available for ongoing Dell operations.

We are proceeding to obtain commitments for $5.2 billion of senior debt financing to be made available to Dell as a bridge loan to guaranty the tender offer and believe that we are on target to achieve that result.   A major investment bank has indicated its willingness to make available $1.6 billion and Carl Icahn and his affiliates would make available $2 billion if necessary to facilitate this commitment.  To preempt the repetition of the criticisms the Company made regarding our prior plan, we believe the Company will have ample liquidity and capital to make the tender offer and run the business well.  The Company’s criticism that we must plan to prepay debt is wrong.  Just as most companies do, we believe the Company can pay down debt as it comes due from cash from operations.  And since the Company will have $4.9 billion in cash following the tender offer, we see no need to arrange a revolver at this time.

While we have not varied one inch from our plan to raise $5.2 billion in senior debt and to utilize cash and receivables at Dell to fund our recapitalization proposal, Dell has continued to move the goal posts by implying that more cash is required for our proposal to be implemented.  The special committee also seems to gloss over the fact Dell’s business generates significant cash flow according to management’s and BCG’s publicly filed plans which have not been changed.  It appears to us that the only clear shortfalls at Dell are from poor execution which interestingly occurred during the first half of the year (including starting a PC price war a mere two months before a going-private transaction, granting retention cash bonuses to employees and prepaying debt) and negotiating a high breakup fee in the Michael Dell/Silver Lake deal.  We also find it strange that when Quest was purchased in July 2012 it was making $100 million in operating income and now it is suddenly losing $85 million.

We are also announcing today that we have purchased approximately 72 million shares of Dell from Southeastern Asset Management, with proxies to vote at the July 18 Special Meeting.  Southeastern continues to be part of our group in opposing the Michael Dell/Silver Lake deal and will share the fees and expenses of the proxy fight on a pro rata basis.

Finally, we have reviewed motions filed against Dell by plaintiffs in their action challenging the Michael Dell/Silver Lake transaction alleging, among other things, inadequacy of the $13.65 per share purchase price, conflicts of interest and breach of fiduciary duty.  We have provided the attached letter in support of that action.

We continue to urge Dell shareholders to vote against the proposed Michael Dell/Silver Lake going private transaction at the July 18 Special Meeting.

Very truly yours,

Carl C. Icahn

Attached Letter In Support of

Plaintiffs Action

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

June 17, 2013

Joseph Rice

Motley Rice

28 Bridgeside Boulevard

Mt. Pleasant, South Carolina 29464

Dear Mr. Rice:

We provide you with this letter concerning Dell Inc. (the “Company”) and the going-private transaction (the “Going Private Transaction”) involving Michael Dell/Silver Lake, as contemplated in the Merger Agreement, dated as of February 5, 2013 (the “Merger Agreement”).  Defined terms used in this letter and not otherwise defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

Although we have attempted to move forward with a Superior Proposal under the Merger Agreement, so that the Company could terminate the Merger Agreement and proceed with our recapitalization transaction, we believe that the provisions of the Merger Agreement negotiated by Dell have made it effectively impossible for the Board of Dell to proceed with our leveraged recapitalization.

Under the harsh terms of the Merger Agreement we do not believe that this Board will find that a recapitalization transaction comes within the meaning of the term “Superior Proposal”, even if it is in fact economically superior to the Going Private Transaction.  Indeed, on May 20, 2013, the Company delivered a letter to us informing us that they would not provide additional information or engage in discussions concerning our proposal.    We believe that the combination of the restrictive definition of  Superior Proposal, together with the other express terms of the Merger Agreement, including large termination fees and matching rights in favor of Michael Dell/ Silver Lake, act as almost impossible barriers to any potential bidder unseating the Going Private Transaction.  In particular, how does a potential buyer secure financing for this size deal, in light of the matching right, and the fact that the banks would not be paid anything in the event the bid is matched or topped.

As an alternative to proceeding as a Superior Proposal under the Merger Agreement, we proposed that the Company hold its 2013 Annual Meeting at the same time as the July 18 Special Meeting to vote on the Merger Agreement.  By holding a combined meeting, shareholders would have had a real choice to reject the Michael Dell/Silver Lake deal, and at the same time, elect new directors on our proposed platform.  Unfortunately, because only the Special Meeting is being held next month (the Annual Meeting has not even been scheduled even though the Company typically has its meeting in July), shareholders are being denied the opportunity to vote between two immediately available paths and may thereby be coerced to vote for the Michael Dell/Silver Lake deal.

           Over the past few months, the Company has embarked on a pattern of disclosing increasingly negative results and prospects.  From a deteriorating PC market outlook to massively reduced margins, the present and future are being presented by management as bleak.   But we believe that a number of business decisions have created this bad news.  It’s a process that management controls – the worse the Company looks, the more there is for shareholders to fear, the more likely the Going Private Transaction is approved.

It is our opinion that the Merger Agreement and recent statements by Dell have created significant obstacles to proposing a competing offer within the narrow confines of the Merger Agreement.

_________________________________

Carl C. Icahn, Chief Executive Officer

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF DELL INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY CARL C. ICAHN AND HIS AFFILIATES ON MAY 10, 2013 (THE “ICAHN SCHEDULE 13D”) AND THE SCHEDULE 13D FILED BY SOUTHEASTERN ASSET MANAGEMENT, INC. AND ITS AFFILIATES ON FEBRUARY 8, 2013 (THE “SOUTHEASTERN SCHEDULE 13D”). EXCEPT AS OTHERWISE DISCLOSED IN THE ICAHN SCHEDULE 13D AND THE SOUTHEASTERN SCHEDULE 13D, THE PARTICIPANTS HAVE NO INTEREST IN DELL INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF DELL INC. AS DISCLOSED IN THE ICAHN SCHEDULE 13D AND THE SOUTHEASTERN SCHEDULE 13D.

Contact:
Susan Gordon
(212) 702-4309